EXHIBIT 99.1

Caledonia Mining Corporation Plc: Blanket Mine Q4 and FY 2024 Production and 2025 Guidance

Blanket production meets guidance; continued investment in growth and efficiency

ST HELIER, Jersey, Jan. 14, 2025 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or "the Company") (NYSE AMERICAN, AIM and VFEX: CMCL) announces Blanket Mine ("Blanket") gold production for the quarter and year ended December 31, 2024.  The Company also provides guidance for the year ending December 31, 2025 in respect of production, costs and capital expenditure. All production numbers are expressed on a 100 per cent basis and based on final assays from the refiner.

Gold production and sales in 2024

  Blanket gold production for Q4 and the full year was in line with expectations, demonstrating consistent operations at Blanket.
  Annual Blanket gold production of 76,656 ounces ("oz”) met guidance (74,000 to 78,000 oz), while slightly exceeding 2023 production of 75,416 oz.
  Q4 Blanket production was 19,841 oz; strong mine activity resulted in a record 797,000 tonnes milled for the year, with 89,727 tonnes hoisted in December, exceeding milling capacity.
  Blanket production for 2024 excludes an estimated 700 oz of unrecovered gold contained in an 8,400-tonne stockpile, which provides a strong start for 2025.
  Annual Blanket gold sales amounted to 76,271 oz and Q4 amounted to 17,734 oz.

Investments planned for 2025 to drive efficiencies and support growth potential

The 2025 capital expenditure programme totals $41.8 million, with $34.9 million allocated to Blanket and $5.8 million at Bilboes and Motapa. These investments aim to modernise operations and improve mining efficiency at Blanket. While there will be short-term cost pressures, the long-term goal is to reduce costs, improve profitability, and ensure the continued success of Blanket. All expenditure will be funded from cash generation and cash reserves with no anticipated impact to the dividend.

Key projects include:

  Blanket development: $6.6 million to carry out planned development of 4,663 meters including an additional 590 meters to improve flexibility and access higher grade areas.
  Efficiency improvements: $3.4 million for energy-saving initiatives at Blanket.
  Operational resilience: $4.8 million to complete the tailings storage facility and $0.7 million for IT upgrades as the business continues to modernise its systems and processes.
  Exploration and project development: $5.8 million towards exploration at Motapa, building on promising 2024 results and to complete the feasibility study at Bilboes.

Production Guidance for 2025:

Blanket production guidance for 2025 is 73,500 to 77,500 oz1. This reflects the current mine scheduling, which anticipates that Blanket will continue to mine lower-grade areas.

Blanket on-mine cost is forecast at $1,050/oz to $1,150/oz (up from $950/oz to $1,050/oz in 2024), while all-in sustaining cost (“AISC”) is expected to be in the range of $1,690/oz to $1,790/oz (up from $1,450/oz to $1,550/oz in 2024). Cost guidance for 2025 reflects higher labour, HR and IT expenses and increased sustaining capital expenditure. Increased expenditure in these areas is part of the ongoing modernisation of the business, building a foundation for the extended operating life at Blanket, growth arising from Bilboes and Motapa, and future profitability. The 2025 on-mine cost includes $20/oz of environmental, social and governance cost (“ESG”); 2024 ESG cost of $1.3m (approx. $17/oz) was not part of the guidance range for 2024.

Mark Learmonth, Chief Executive Officer, said:

“I am pleased to report that we achieved our production guidance for the year, producing 76,656 ounces of gold. In 2024, we achieved a new record for tonnes milled of 797,000 tonnes, and in December we also set a record for hoisting 89,727 tonnes of ore, exceeding our milling capacity. As a result of the strong mine production, we closed the year with a stockpile of 8,400 tonnes which puts us in a good position to start 2025.

“Over the past seven years, our investment in Blanket has nearly doubled production and has substantially increased the resource base following which Blanket's mine life now extends to 2034 based on reserves. The 2025 capital budget addresses immediate operational needs and includes strategic investments to enhance Blanket's operating resilience and efficiency. We continue to make strategic investments in our people and technology which, in due course, I am confident will result in operating efficiencies. The transition of key functions to a new office in Bulawayo will provide synergies with our next mine, the Bilboes sulphide project.

“At Bilboes, we continue to progress the revised feasibility study for the Bilboes sulphide project, which is scheduled to complete later in the first quarter of this year.

“Following the publication, in November 2024, of encouraging exploration results at Motapa, the 2025 capital budget includes provision for further exploration on targeted sites with the most geological potential and the opportunity for early synergies with the Bilboes project.

“We are systematically building a mid-tier Zimbabwe focussed gold producer with multi-asset profitable production, whilst doing so with a focus on capital allocation and building per share value.”

Caledonia Group 2025 Capital Expenditure Forecast
	$'m
Capital development	6.6	4,663 meters of planned capital development includes an additional 590 meters to improve flexibility and access higher grade areas.
Milling	6.8	Includes $4.8m on Phase 2 of the new tailings storage facility and $1.6m to improve metallurgical plant controls.
Engineering	11.0	Includes conversion of Central Shaft winder from AC to DC operation at a cost of $2.4m (expected to realise annual power savings of $1.2m from 2026); and $1m to identify an energy solution at Blanket to improve resilience and reduce costs due to the continued deterioration of the grid.
Mineral resource management	1.8	Exploration drilling at Blanket.
IT Infrastructure	1.1	New software to improve mine planning; installation of a clocking system to enhance labour efficiency.
Safety, health and environment	2.5	Includes $900k to improve underground ventilation.
Mining and other capital equipment	1.4	Central Shaft conveyor extension deferred to 2026.
Rollovers from 2024	3.7	Capital items from the 2024 budget rolled over to 2025.
Total Blanket	34.9
Motapa drilling	2.8	Following encouraging results from the 2024 exploration campaign, 2025 exploration will focus on the Mpudzi and Motapa North target areas.
Bilboes	3.0	Further work to complete the feasibility study as planned in Q1 2025.
Other	1.1	Group IT and licence renewals.
Total Group	41.8

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a "Qualified Person" as defined by each of (i) the Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act.

Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Panmure Liberum (Joint Broker) Scott Mathieson/ Ailsa MacMaster	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: the achievement of annual gold production in 2025, expected capital expenditure and anticipated costs during 2025, the continuation of positive exploration results at Motapa and the completion of the Bilboes feasibility study in the first quarter of 2025. The forward-looking information contained in this news release is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: the successful implementation of mine plans, the establishment of estimated resources and reserves, the grade and recovery of minerals which are mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, the representativeness of mineralization being accurate, success of planned metallurgical test-work, capital availability and accuracy of estimated operating costs, obtaining required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and Caledonia’s experience of project development in Zimbabwe and other factors.

To the extent any forward-looking information herein constitutes a financial outlook or future oriented financial information, any such statement is made as of the date hereof and included herein to provide prospective investors with an understanding of the Company's plans and assumptions. Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

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1 Refer to the technical report entitled "NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe" with effective date December 31, 2023 prepared by Caledonia Mining Corporation Plc and filed by the Company on SEDAR+ (https://www.sedarplus.ca) on May 15, 2024